SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group


06010502

5 January 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


SEC MAIL
JAN 2 7 2006
WASH. D.C.

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 4 January 2006, Re: Silverstone Corporation Berhad ("SCB") - Debt and corporate restructuring exercise of the SCB Group. Proposed variation to: 1.1 Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 1.2 Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 04/01/2006 05:45:28 PM
Reference No SC-060104-598F9

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Silverstone Corporation Berhad**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF THE SCB GROUP ("SCB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")

* **Contents :-**

Reference is made to the announcement on 21 December 2005 by SCB regarding the adjournment of the meeting of the relevant holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders") from 21 December 2005 to 4 January 2006 to seek the approval of the Bondholders and SPV Debt Holders to vary the redemption/repayment date for the Bonds/SPV Debts on 31 December 2005 ("Proposed Variation").

The Board of Directors of SCB wishes to announce that at the adjourned meeting of the Bondholders and SPV Debt Holders held earlier today, the resolution tabled thereat in relation to the Proposed Variation was duly passed.

For further details on the Proposed Variation, shareholders and potential investors are advised to refer to SCB's announcement on 5 December 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

04 JAN 2006



LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

4 January 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 January 2006, Re : Compliance of the Securities Commission's condition on the Company to meet Lion Forest Industries Berhad's public shareholding spread for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

General Announcement
Reference No O&-060103-60762

Submitting Merchant Bank	:	K & N KENANGA BHD
Company Name	:	LION INDUSTRIES CORPORATION BERHAD
Stock Name	:	LIONIND
Date Announced	:	03/01/2006

K & N KENANGA BHD (15678-H)
CORPORATE FINANCE
17TH FLOOR, SUITE 17.06
KENANGA INTERNATIONAL
JALAN SULTAN ISMAIL, 50250 KUALA LUMPUR
TEL: 03-2164 6689 FAX: 03-2164 6690

Type : **Announcement**
Subject : **LION INDUSTRIES CORPORATION BERHAD ("LICB" or the "Company")**

Compliance of the Securities Commission's condition on LICB to meet Lion Forest Industries Berhad's public shareholding spread

Contents :

We refer to the Company's announcement dated 9 December 2005 in respect of the above and whereby the Securities Commission (**"SC"**) has given LICB until 31 December 2005 to ensure that Lion Forest Industries Berhad (**"LFIB"**) complied with the public shareholding spread (the **"SC's Condition"**).

We, K&N Kenanga Bhd, wish to announce for and on behalf of the Company that LICB was unable to comply with the SC's Condition for LFIB to meet the public shareholding spread requirement on 31 December 2005.

In connection with the above, the Company has been informed by LFIB that it is still awaiting the SC's decision on Silverstone Corporation Berhad's (**"SCB"**) appeal in relation to the proposed disposal of Silverstone Berhad by SCB to Quay Class Ltd, a wholly-owned subsidiary of LFIB. Any further developments in respect of the aforesaid matter will be announced in due course.

This announcement is dated 3 January 2006.



AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

6 January 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 5 January 2006, Re: Notice of Extraordinary General Meeting; and

2) Circular to shareholders dated 6 January 2006 in relation to the proposed disposal of a piece of freehold land by Lion Plaza Sdn Bhd to Public Mutual Berhad or its nominees for a total cash consideration of RM58,996,876.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **05/01/2006 05:06:22 PM**
Reference No **AA-060105-2020D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Wednesday, 25 January 2006 at 10.00 a.m. for the purpose of considering and if thought fit, passing the following ordinary resolution:-

ORDINARY RESOLUTION:-

PROPOSED DISPOSAL OF A PIECE OF FREEHOLD LAND BY LION PLAZA SDN BHD TO PUBLIC MUTUAL BERHAD OR ITS NOMINEES FOR A TOTAL CASH CONSIDERATION OF RM58,996,876

THAT, subject to the approvals of the relevant authorities and pursuant to the Conditional Sale and Purchase Agreement dated 17 November 2005 ("SPA") entered into between Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel Corporation Berhad, and Public Mutual Berhad ("Public Mutual"), approval be and is hereby given to Lion Plaza Sdn Bhd to dispose of a piece of freehold land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 6,540.518 square meters to Public Mutual or its nominees for a total cash consideration of RM58,996,876 ("Proposed Disposal") and on terms and conditions of the SPA;

AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Disposal, with full power to assent to any conditions, modifications, variations and/or amendments as may be necessary or required by the relevant authorities.

By Order of the Board

CHAN POH LAN
WONG PHOOI LIN
Secretaries

Kuala Lumpur
6 January 2006

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

05 JAN 2006

Notes:-

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if such appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

05 JAN 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your ordinary shares in **Amsteel Corporation Berhad ("Amsteel" or "the Company")**, you should at once hand this Circular together with the accompanying Notice of Extraordinary General Meeting and Form of Proxy, to the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.



AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS
IN RELATION TO

THE PROPOSED DISPOSAL OF A PIECE OF FREEHOLD LAND BY LION PLAZA SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF AKURJAYA SDN BHD, WHICH IS IN TURN WHOLLY-OWNED BY AMSTEEL, TO PUBLIC MUTUAL BERHAD OR ITS NOMINEES FOR A TOTAL CASH CONSIDERATION OF RM58,996,876

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Adviser



OSK SECURITIES BERHAD

(Company No. 14152-V)

(A Participating Organisation of Bursa Malaysia Securities Berhad)

The Notice of the Extraordinary General Meeting of Amsteel to be convened at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Wednesday, 25 January 2006 at 10.00 a.m. together with the Form of Proxy are enclosed herewith. You are requested to complete the enclosed Form of Proxy and deposit it at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on or before the time and date indicated below if you are not able to attend the meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

Last date and time for lodging the Form of Proxy	:	Monday, 23 January 2006 at 10.00 a.m.
Date and time of the Extraordinary General Meeting	:	Wednesday, 25 January 2006 at 10.00 a.m.

This Circular is dated 6 January 2006

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:-

"Akurjaya"	:	Akurjaya Sdn Bhd, a wholly-owned subsidiary of Amsteel
"Amsteel" or the "Company"	:	Amsteel Corporation Berhad
"Amsteel Group" or the "Group"	:	Amsteel and its subsidiaries
"Board"	:	Board of Directors of Amsteel
"Bursa Securities"	:	Bursa Malaysia Securities Berhad
"Circular"	:	This circular to shareholders of Amsteel dated 6 January 2006
"Completion Date"	:	The date on which completion of the SPA shall take place within the Completion Period or the Extended Completion Period, as the case may be, pursuant to the SPA
"Completion Period"	:	90 days from the Unconditional Date
"Conditions Precedent"	:	All the Purchaser's approval and Vendor's approval as set out in Section 2.4 (i) of this Circular
"Cut-off Date"	:	90 days from the date of the SPA, with such extension as may be provided in the SPA
"Deposit"	:	The sum of RM5,899,687.60, which is equivalent to ten percent (10%) of the Disposal Consideration
"Disposal Consideration"	:	The sum of RM58,996,876
"Documents"	:	Collectively:- (a) the valid and registrable (but unstamped) memorandum of transfer (Borang 14A) in the prescribed form as required under the National Land Code 1965, and all re-enactments and amendments thereto, in favour of the Purchaser and shall include the fresh transfer (Borang 14A) if so requested by the Purchaser to its nominees pursuant to the SPA ("Transfer") in favour of the Purchaser; and (b) the stamping proforma (PDS 15) for the purpose of submitting the Transfer for adjudication of the stamp duty payable thereon; and (c) any other relevant documents that may be reasonably required to effect the transfer of the Land to the name of the Purchaser
"EGM"	:	Extraordinary general meeting
"EPS"	:	Earnings per share
"Extended Completion Period"	:	An extended period of 30 days from the day following the expiry of the Completion Period
"Extended Cut-off Date"	:	An automatic extension of time of 30 days from the day following the expiry of the Cut-off Date
"FIC"	:	Foreign Investment Committee
"FYE"	:	Financial year ended
"Land"	:	A piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet)
"LAT"	:	Loss after taxation

"Lion Plaza" or the "Vendor"	:	Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya
"LO"	:	The letter of offer issued by Lion Plaza to Public Mutual dated 17 October 2005 in relation to the Offer
"Offer"	:	Offer to sell by Lion Plaza to Public Mutual, the Land on an "as-is-where-is" basis free from all encumbrances, but subject to all the conditions of title, whether expressed or implied and to any restrictions in interests together with vacant possession and subject to the principal terms and conditions set out therein
"OSK"	:	OSK Securities Berhad
"PAT"	:	Profit after taxation
"Proposed Disposal"	:	The proposed disposal of the Land by Lion Plaza to the Purchaser for a total cash consideration of RM58,996,876
"Public Mutual"	:	Public Mutual Berhad
"Purchaser"	:	Public Mutual or its nominees
"Reporting Accountants"	:	Messrs Ong Boon Bah & Co.
"RM" and "sen"	:	Ringgit Malaysia and sen respectively
"Shares"	:	Ordinary shares of RM1.00 each in Amsteel
"SPA"	:	Conditional Sale and Purchase Agreement dated 17 November 2005 between Lion Plaza and Public Mutual in respect of the Proposed Disposal
"Unconditional Date"	:	The date the last of the Conditions Precedent is satisfied and whereby the SPA shall become unconditional
"Valuation Report"	:	The valuation report dated 11 October 2005 prepared by the Valuer to assess the market value of the Land
"Valuer"	:	Messrs C H Williams Talhar & Wong Sdn Bhd, a firm of independent professional valuers

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter gender and vice versa. Reference to persons shall include corporations, unless otherwise specified.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Circular shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

PAGE



AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

6 January 2006

Board of Directors

Jen (B) Tan Sri Dato' Zain Mahmud Hashim *(Chairman)*
Ong Kek Seng *(Managing Director)*
Tan Sri William H. J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

To: The Shareholders of Amsteel Corporation Berhad

Dear Sir/Madam

PROPOSED DISPOSAL OF A PIECE OF FREEHOLD LAND BY LION PLAZA SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF AKURJAYA SDN BHD, WHICH IS IN TURN WHOLLY-OWNED BY AMSTEEL, TO PUBLIC MUTUAL BERHAD OR ITS NOMINEES FOR A TOTAL CASH CONSIDERATION OF RM58,996,876

---

1. INTRODUCTION

The Board had on 20 October 2005, announced that Lion Plaza, a wholly-owned subsidiary of Akurjaya, which is in turn wholly-owned by Amsteel, had issued the LO dated 17 October 2005 to Public Mutual, whereby Public Mutual had on 20 October 2005 accepted the Offer for the purchase by the Purchaser of a piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet) for a total cash consideration of RM58,996,876.

Further on 10 November 2005, the Board had also announced that at the Purchaser's request the date for the execution of the formal sale and purchase agreement had been extended to 17 November 2005.

Subsequently, on 17 November 2005, OSK, on behalf of the Board announced that Lion Plaza had on 17 November 2005 entered into the SPA.

The purpose of this Circular is to provide you with the relevant information on the Proposed Disposal, to set out your Board's recommendation thereon and to seek your approval for the ordinary resolution in relation to the Proposed Disposal to be tabled at the forthcoming EGM of Amsteel to give effect to the same. The notice convening the EGM is enclosed with this Circular.

SHAREHOLDERS OF AMSTEEL ARE ADVISED TO READ AND CAREFULLY CONSIDER THE CONTENTS OF THIS CIRCULAR TOGETHER WITH THE APPENDICES BEFORE VOTING ON THE ORDINARY RESOLUTION TO GIVE EFFECT TO THE PROPOSED DISPOSAL AT THE FORTHCOMING EGM.

2. DETAILS OF THE PROPOSED DISPOSAL

2.1 Particulars of the Proposed Disposal

The Proposed Disposal involves the disposal by Lion Plaza of a piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet) to the Purchaser for a total cash consideration of RM58,996,876.

The Land shall be disposed of on an as is-where is basis free from all encumbrances but subject to all the existing conditions of the title and category of land use and land surrender endorsement thereon, express or implied upon, relating to or affecting the Land at the Disposal Consideration and upon the terms and conditions appearing in the SPA.

2.2 Basis of arriving at the Disposal Consideration

The Disposal Consideration was arrived at on a willing buyer-willing seller basis after taking into consideration the market value of the Land of RM56.320 million as appraised by the Valuer as set out in their Valuation Report dated 11 October 2005. The Land was valued using the comparison method and checked using the residual method. The valuation however, has not taken into consideration the partially constructed basement retaining walls as these structures were constructed pursuant to an earlier development approval from the authorities, which has since lapsed. The cost of the partially constructed basement retaining walls was RM5.87 million and were built according to a building design proposed by Lion Plaza. The Purchaser will be required to submit fresh applications for their own building design to the authorities for approval and such new design may not necessarily incorporate or utilise the partially completed basement structures. The valuation certificate on the Land is set out in Appendix I of this Circular.

The Disposal Consideration represents a premium of RM2.677 million or 4.75% above the market value as ascertained by the Valuer.

2.3 Mode of Settlement

The mode of settlement of the Proposed Disposal is set out below:-

Payment		Timing	RM
(i)	Earnest money	Upon acceptance of the Offer on 20 October 2005	1,179,937.52
(ii)	Balance deposit	Upon execution of the SPA on 17 November 2005	4,719,750.08
Deposit (deposited with the Purchaser's solicitors as stakeholder)			**5,899,687.60**
(iii)	Balance purchase price	As at Completion Date	53,097,188.40
Total			**58,996,876.00**

The Deposit and the interest accrued thereon shall be released by the Purchaser's solicitors to Lion Plaza or the chargee of the Land within three (3) working days from the Unconditional Date or from the date of receipt of the redemption statement and undertaking from the said chargee, whichever is later. The redemption statement and undertaking had been obtained by the Vendor from the said chargee and delivered to the Purchaser on 15 December 2005.

2.4 Other salient terms of the SPA

The salient terms of the SPA are as follows:-

(i) Conditions Precedent:-

(a) Purchaser's approval :

- The approval of the FIC for the acquisition of the Land; and
- The consent of the Purchaser's shareholders for the purchase of the Land upon the terms and conditions of the SPA.

(b) Vendor's approval :

- The consent of the Vendor's shareholders (which includes the shareholders of the Vendor's ultimate holding company, Amsteel) for the sale of the Land upon the terms and conditions of the SPA.

(ii) In the event any of the Conditions Precedent is not fulfilled before or by the Cut-off Date or the Extended Cut-off Date, as the case may be, for any reason whatsoever, the parties to the SPA shall be at liberty to terminate the SPA and the following shall take effect:-

(a) the Purchaser's solicitors shall refund the Deposit together with interest accrued thereon to the Purchaser, within seven (7) working days of the termination of the SPA;

(b) the Purchaser shall withdraw its caveat or procure the withdrawal of such caveat lodged relating to the Purchaser's interest on the Land, and the Purchaser's solicitors shall return the Documents delivered to them as stakeholders to the Vendor simultaneously with and in exchange for the refund of the Deposit; and

(c) thereafter the parties to the SPA shall have no claim whatsoever against each other on any matter in respect of or arising out of the SPA.

(iii) Subject to the fulfilment of all the Conditions Precedent before or by the Cut-off Date or the Extended Cut-off Date, as the case may be, the completion of the SPA shall take place upon payment of the balance purchase price within ninety (90) days from the Unconditional Date ("Completion Period") with an automatic extension of time of thirty (30) days from the date following the expiry of the Completion Period which extension is subject to the Purchaser paying to the Vendor interest at the rate of eight percent (8%) per annum to be calculated on a daily basis.

3. INFORMATION ON LION PLAZA

Lion Plaza is a wholly-owned subsidiary of Akurjaya which in turn is a wholly-owned subsidiary of Amsteel. Lion Plaza was incorporated in Malaysia under the Companies Act, 1965 as a private limited company on 14 June 1963 as Chin Brothers (Malaya) Limited. Subsequently, Lion Plaza changed its name to Chin Brothers (Malaya) Sdn Berhad on 15 April 1966 and to Udachin Development Sdn Bhd on 1 April 1974. Lion Plaza assumed its present name on 9 October 1996. The principal activity of Lion Plaza is property development.

As at 30 December 2005, the authorised share capital and issued and fully paid-up share capital of Lion Plaza are as follows:-

Type	No. of shares	Par value (RM)	Total (RM)
Authorised			
- Ordinary shares	29,999,400	1.00	29,999,400
- Preference shares	60,000	0.01	600
Issued and fully paid-up			
- Ordinary shares	3,418,860	1.00	3,418,860

The audited net liabilities and LAT of Lion Plaza for the financial year ended 30 June 2005 is RM1.79 million and RM0.14 million respectively, whilst the audited net book value of Land as at 30 June 2005 was RM36.14 million.

4. INFORMATION ON THE LAND

The Land is located along Jalan Raja Chulan, within the prime commercial centre of Kuala Lumpur and is in between The Weld shopping mall and office tower and Menara Affin. Notable landmarks in the vicinity include Bangunan AmBank Group (formerly Bangunan Arab-Malaysian), Wisma MPL, Kompleks Kewangan, Menara Aetna-Universal, Menara Boustead and Wisma Goldhill.

The Land is currently vacant and is presently leased to a carpark operator for use as a temporary carpark at an annual rental of RM540,000. Lion Plaza had previously obtained a Development Order in 1997 for a proposed commercial development. Lion Plaza commenced construction of the basement works where retaining walls (diaphragm walls) along three (3) sides of the lot boundaries were completed when the project was discontinued due to the regional financial crisis.

In the Development Order obtained by Lion Plaza in 1997, Dewan Bandaraya Kuala Lumpur ("DBKL") stipulated a condition requiring part of the Land to be surrendered for road widening purposes. Consequently, in compliance with the same, Lion Plaza submitted an application to the relevant land authorities to surrender approximately 1,145 square meters (approximately 12,325 square feet) of the Land and the issue document of title was then endorsed with the land office registration in respect of that part of the land surrender application.

The Development Order has since lapsed and any future development on the Land will require resubmission of fresh application to Dewan Bandaraya Kuala Lumpur for planning approval.

The Land is presently charged to RHB Sakura Merchant Bankers Berhad as security trustee and is earmarked for divestment under the Amsteel Group's corporate and debt restructuring scheme.

Lion Plaza's cost of investment for the Land which was acquired prior to 1974 was RM270,000. As at 30 June 2005, the audited net book value of the Land was approximately RM36.14 million.

5. INFORMATION ON THE PURCHASER

The Purchaser, Public Mutual is a subsidiary of Public Bank Berhad and is the largest private unit trust company in Malaysia in terms of net asset value of funds managed. Public Mutual was incorporated on 21 July 1975 under the Companies Act, 1965 as a public limited liability company. The principal activities of Public Mutual are the management of unit trusts and the sale of trust units.

6. RATIONALE FOR THE PROPOSED DISPOSAL

The Proposed Disposal is in line with the Amsteel Group's corporate and debt restructuring scheme which is to rationalise the Amsteel Group's financial position and to further streamline its operation by divesting its non-core and peripheral assets and businesses.

The management has no immediate plans for the development of the Land. For illustration purposes, the Proposed Disposal will result in an estimated net cash inflow to the Amsteel Group of approximately RM52.81 million (after taxation and incidental costs), which will be utilised for the repayment to the lenders under the Amsteel Group's corporate and debt restructuring scheme. Based on the rate applicable to the bonds to be repaid of six percent (6%) per annum, the Proposed Disposal is expected to result in an interest saving of approximately RM2.28 million per annum (after taxation) for the Amsteel Group.

In addition, the Proposed Disposal will result in an estimated net gain of approximately RM16.67 million (after taxation and other incidental costs) upon the completion of the Proposed Disposal.

7. RISK FACTORS

The Directors of Amsteel are not aware of any risk factor relating to the Proposed Disposal which would have a material adverse effect on the business or financial position of the Amsteel Group.

8. FINANCIAL EFFECTS OF THE PROPOSED DISPOSAL

The effects of the Proposed Disposal are as follows:-

8.1 Share Capital and Substantial Shareholding Structure

The Proposed Disposal will not have any effect on the issued and paid-up share capital of Amsteel and the substantial shareholders' shareholding in Amsteel as the Proposed Disposal does not involve the issuance of new shares in Amsteel.

8.2 Earnings

The Proposed Disposal is expected to result in an estimated net gain of RM16.67 million (after taxation and other incidental costs) for the financial year ending 30 June 2006 which will translate into an improvement in EPS of approximately 1.3 sen. The proceeds from the Proposed Disposal will be used for the repayment to the Amsteel Group's lenders and will result in an estimated net interest saving to the Amsteel Group of approximately RM2.28 million per annum (after taxation) which will translate into an improvement in EPS of approximately 0.2 sen per share per annum.

THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

8.3 Net assets and gearing

The proforma effects of the Proposed Disposal on the audited net assets and gearing of the Amsteel Group based on the consolidated balance sheet as at 30 June 2005 are as follows:-

	Audited as at 30 June 2005 RM'000	After Proposed Disposal RM'000
Share capital	1,331,175	1,331,175
Reserves	(1,100,396)	(1,083,722)^1
Shareholders' funds / Net assets	230,779	247,453
No. of ordinary shares of RM1.00 each ('000)	1,331,175	1,331,175
Net assets per share (sen)	17.3	18.6
Borrowings ('000)	3,120,288	3,067,474^2
Gearing (times)	13.5	12.4

Notes:-

^1 *The estimated net gain of RM16.67 million has been offset against the accumulated losses for the Group.*

^2 *Reduction of approximately RM52.81 million (after taxation and incidental costs) after repayment to the lenders, under Amsteel Group's corporate and debt restructuring scheme from the proceeds of the Proposed Disposal.*

9. UTILISATION OF PROCEEDS

The Proposed Disposal is expected to generate a gross cash inflow of RM58.997 million to the Amsteel Group. The proceeds will be utilised as follows:-

	RM million
Repayment to lenders	52.814*
Estimated expenses arising from the implementation of the Proposed Disposal (inclusive of taxation)	6.183
Total	**58.997**

Note:-

* *As at 30 December 2005, being the latest practicable date prior to the printing of this Circular, the total borrowings of the Group amounted to approximately RM2.8 billion.*

10. APPROVALS REQUIRED

The Proposed Disposal is subject to the approval of the following:-

(i) the FIC, which approval was obtained by the Purchaser on 29 December 2005;

(ii) the shareholders of the Purchaser, which approval was obtained on 22 December 2005;

(iii) the shareholders of Amsteel at the EGM to be convened;

(iv) the shareholders of Lion Plaza; and

(v) any other relevant authorities (if required).

Barring any unforseen circumstances, the Proposed Disposal is envisaged to be completed by the second quarter of 2006.

11. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

None of the Directors or substantial shareholders of the Company or any persons connected with them has any interest, direct or indirect, in the Proposed Disposal.

12. DIRECTORS' RECOMMENDATION

The Board, having considered all aspects and the terms of the Proposed Disposal, is of the opinion that the Proposed Disposal is in the best interest of the Company and its shareholders.

Accordingly, the Board recommends that you vote in favour of the ordinary resolution pertaining to the Proposed Disposal to be tabled at the forthcoming EGM.

13. EGM

The EGM, notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Wednesday, 25 January 2006 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the ordinary resolution pertaining to the Proposed Disposal.

If you are unable to attend and vote in person at the EGM, you are requested to complete, sign and return the enclosed Form of Proxy in accordance with the instructions contained therein as soon as possible and in any event so as to arrive at the Registered Office of the Company not less than forty-eight (48) hours before the time fixed for the EGM.

The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

14. FURTHER INFORMATION

Shareholders are advised to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors
AMSTEEL CORPORATION BERHAD

JEN (B) TAN SRI DATO' ZAIN MAHMUD HASHIM
Chairman

VALUATION CERTIFICATE


WTW
INTERNATIONAL

C H Williams Talhar & Wong

C H Williams Talhar & Wong Sdn Bhd (18149-U)

Juruukur Berkanun Perunding Harta Antarabangsa
Chartered Surveyors International Property Consultants

32nd Floor, Menara Tun Razak
Jalan Raja Laut
P O Box 12157
50768 Kuala Lumpur
Malaysia
Tel : 03-2693 8888
Fax : 03-2693 6565
E-mail: kualalumpur@wtw.com.my
Website: www.wtw.com.my

Our Ref: 5574/05/YKA(A)/wk

4th January 2006

The Board of Directors
Amsteel Corporation Berhad
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

Dear Sirs,

LOT NO. 59, SECTION 57
TOWN OF KUALA LUMPUR
DISTRICT OF KUALA LUMPUR
FEDERAL TERRITORY OF KUALA LUMPUR

This certificate has been prepared for inclusion in the circular to shareholders in relation to "The proposed disposal of a piece of freehold land held under Geran 652, Lot 59, Seksyen 57 Bandar dan Daerah Kuala Lumpur, Wilayah Persekutuan by Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel Corporation Berhad to Public Mutual Berhad or its Nominees for a total cash consideration of RM58.997 Million".

We received an instruction from Amsteel Corporation Berhad reference no. ACB/CHW/01/2005 dated 27th September 2005 to value the above-mentioned property for corporate purposes based on the **ASSUMPTION** and **BASIS** as attached in **Appendix A**. We were further instructed to conduct this valuation exercise in compliance with the Securities Commission Guidelines on Asset Valuations.

We have inspected the property on 29th September 2005 and the date of valuation is taken as the date of inspection.

The basis of the valuation is the market value of the subject property with vacant possession. The market value is the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

The valuation has been prepared in accordance with the requirements as set out in the Guidelines on Asset Valuations issued by the Securities Commission, Malaysia and the Malaysian Valuation Standards issued by the Board of Valuers, Appraisers and Estate Agents, Malaysia.



LOT NO. 59, SECTION 57
TOWN OF KUALA LUMPUR
DISTRICT OF KUALA LUMPUR
FEDERAL TERRITORY OF KUALA LUMPUR
The Board of Directors
Amsteel Corporation Berhad

Our Ref: 5574/05/YKA(A)/wk
Date: 4th January 2006

APPENDIX A

ASSUMPTION

WE WERE MADE TO UNDERSTAND THAT THE SUBJECT PROPERTY HAS BEEN PARTLY CONSTRUCTED WITH BARRETTE PILES AND DIAPHRAGM WALL STATED IN THE BILL NO. 3 OF THE QUANTITY SURVEYOR VALUATION (BASEMENT FOUNDATION WORKS, BASEMENT WALLS AND EARTHWORKS) PREPARED BY MESSRS. BAHARUDDIN ALI & LOW SDN BHD VIDE THEIR LETTER REFERENCE NO. TTS/sm/96/1230/A/E2/4 DATED 6TH OCTOBER 2004.

FOR THE PURPOSE OF THIS VALUATION, WE HAVE ASSUMED THAT THE ABOVEMENTIONED CONSTRUCTION ON SITE HAS NOT BEEN CARRIED OUT.

HENCE, WE HAVE NOT CONSIDERED AND HAVE NOT TAKEN INTO ACCOUNT THE SAID CONSTRUCTION.

"IF ANY PARTY WISHES TO RELY ON THE VALUATION BASED ON THE ASSUMPTION STATED ABOVE, THEN APPROPRIATE PROFESSIONAL ADVICE SHOULD BE SOUGHT SINCE THE VALUE REPORTED IS BASED ON AN ASSUMPTION THAT IS NOT YET OR FULLY REALISED".

BASIS

FOR THE PURPOSE OF THIS VALUATION, WE HAVE ADOPTED THE GROSS LAND AREA OF 6,540.518 SQUARE METRES (1.616 ACRES) AS PER IN THE TITLE DOCUMENT.

Our Ref: 5574/05/YKA(A)/wk
Date: 4th January 2006

LOT NO. 59, SECTION 57
TOWN OF KUALA LUMPUR
DISTRICT OF KUALA LUMPUR
FEDERAL TERRITORY OF KUALA LUMPUR
The Board of Directors
Amsteel Corporation Berhad

Brief description of the subject property is as follows: -

Property held for future development

Property Identification (Title Details, Address)	General Description of Property	Market Value
Lot No. : 59, Section 57, Town of Kuala Lumpur, District of Kuala Lumpur, Federal Territory of Kuala Lumpur. Title No. : Geran 652 Address : Lot 59, Jalan Raja Chulan, 50450 Kuala Lumpur Surveyed Land Area : 6,540.518 square metres (70,401 square feet) Registered Owner : Lion Plaza Sdn Bhd Category of Land Use : Building Tenure : Term In Perpetuity Express Condition : Tanah ini hendaklah digunakan untuk bangunan perdagangan sahaja. Restriction In Interest : -	The subject property is a parcel of vacant commercial land known as Lot No. 59, Section 57, Town of Kuala Lumpur, District of Kuala Lumpur, Federal Territory of Kuala Lumpur located at Jalan Raja Chulan, 50450 Kuala Lumpur. Site The site, an intermediate lot, is rectangular in shape with a surveyed land area of 6,540.518 square metres (1.616 acres). The site commands dual frontages of about 65 metres onto Jalan Raja Chulan and Jalan Tengah on the south and north respectively with an average depth of about 100 metres. The land is generally flat and lies above the level of existing frontage metalled road, Jalan Raja Chulan but at slightly below the level of Jalan Tengah. At the time of inspection, we noted that the site is currently used as a car park. The surface of the land is improved with tarmac. We were made to understand by the Client that the subject property has been partly constructed with barrette piles and diaphragm walls as per the Bill No. 3 of the Quantity Surveyor Valuation (Basement Foundation Works, Basement Walls and Earthworks) prepared by Messrs. Baharuddin Ali & Low Sdn. Bhd. vide their letter reference no. TTS/sm/96/1230/A/E2/4 dated 6th October 2004.	RM56,320,000/-

Property Identification (Title Details, Address)	General Description of Property	Market Value
Please refer to Page 2	Site (Cont'd) In addition, based on 'Progress Report 6 (as at 7th December 1997)' of the 'Proposed Foundation, Piling, Earthwork, Basement Retaining Walls and Basement Structural Works for Lion Plaza' prepared by the contractor, Geopancar Sdn. Bhd., we noted that the land has been improved with diaphragm walls. Occupation Status At the time of our visit, the subject property is tenanted to a car park operator. However, further details on the tenancy were not made available to us. Services Essential services such as piped water, electricity and telephone facilities are connected to existing buildings in the vicinity. These services will be available for connection to the subject property upon development. Public transport in the form of buses and taxis is readily available along Jalan Raja Chulan. The nearest Monorail station to the subject property is Sultan Ismail Monorail Station. It is located to the north-east of the subject property. Planning Provisions The subject property is designated for commercial use as per the Express Condition stated in the title document.	*Please refer to Page 2*

Our Ref: 5574/05/YKA(A)/wk
Date: 4th January 2006

LOT NO. 59, SECTION 57
TOWN OF KUALA LUMPUR
DISTRICT OF KUALA LUMPUR
FEDERAL TERRITORY OF KUALA LUMPUR
The Board of Directors
Amsteel Corporation Berhad

We have valued the property as mentioned above by the Comparison Method of Valuation vide our Valuation Report under Reference No. 5574/05/YKA/wk dated 11th October 2005.

Recent transactions and asking prices of similar property in the locality are analysed for comparison purposes with adjustments made for differences in location, accessibility, size, land shape and terrain, approvals, tenure, title restrictions if any and other relevant characteristics to arrive at the market value.

As a check, the Residual Method of valuation is used to arrive at the market value. Under the Residual Method, consideration is given to the gross development value of the project and deducting there from the estimated total costs of development including construction costs and fees, financing charges and developer's profit, and the resultant amount is deferred over a period of time for the completion of the project.

In our opinion, the market value of the subject property as at 29th September 2005 with vacant possession **ON THE ASSUMPTION, PROVISO AND BASIS AS STATED IN DETAIL UNDER TERMS OF REFERENCE HEREIN** free from all encumbrances is **RM56,320,000/- (Ringgit Malaysia : Fifty Six Million Three Hundred And Twenty Thousand Only)**.

Yours faithfully
for and on behalf of
C H Williams Talhar & Wong Sdn Bhd

CHONG PAH AUNG
BSc Estate Management FRICS FISM
Chartered Valuation Surveyor and Registered Valuer (V-153)

PROFORMA CONSOLIDATED BALANCE SHEET OF AMSTEEL AS AT 30 JUNE 2005 TOGETHER WITH THE NOTES AND THE REPORTING ACCOUNTANTS' LETTER THEREON

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

5 January 2006

The Board of Directors
Amsteel Corporation Berhad
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

Dear Sirs,

AMSTEEL CORPORATION BERHAD ("Amsteel")
PROFORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2005

We have reviewed the proforma consolidated balance sheets of Amsteel as at 30 June 2005 together with the notes thereto, for which the Directors of Amsteel are solely responsible, as set out in the accompanying statement for inclusion in the Circular to be dated 6 January 2006 in connection with the proposed disposal of a piece of freehold land by Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which in turn is a wholly-owned subsidiary of Amsteel to Public Mutual Berhad or its nominees for a total cash consideration of RM58,996,876.

In our opinion, the proforma consolidated balance sheets, which are provided for illustrative purposes only, have been compiled on the bases and assumptions set out in the accompanying notes to the proforma consolidated balance sheets and is presented on a basis consistent with the accounting policies normally adopted by the Group.

Yours faithfully,

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/12/06(J)
Partner of the Firm

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

AMSTEEL CORPORATION BERHAD

PROFORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2005

The following proforma consolidated balance sheets of Amsteel has been prepared solely to illustrate the proforma effects of the proposed disposal of a piece of freehold land by Lion Plaza Sdn Bhd to Public Mutual Berhad or its nominees.

	Audited as at 30.6.2005 RM'000	Proforma RM'000
Property, plant and equipment	558,740	558,740
Associated companies	178,860	178,860
Interest in joint-venture	31	31
Investments	1,411,740	1,411,740
Deferred expenditure	160	160
Land held for property development	360,510	324,370
Goodwill on consolidation	52,460	52,460
Deferred tax assets	2,762	2,762
	2,565,263	2,529,123
Current assets	1,368,165	1,368,165
Current liabilities	(902,703)	(849,889)
	465,462	518,276
	3,030,725	3,047,399
Financed by:		
Share capital	1,331,175	1,331,175
Share premium	230,188	230,188
Revaluation reserves	198,039	198,039
Other reserves	589,173	589,173
Accumulated losses	(2,117,796)	(2,101,122)
	230,779	247,453
Minority interests	24,307	24,307
ACB Bonds and USD Debts	2,739,580	2,739,580
Long term loans	6,341	6,341
Finance lease liabilities	191	191
Deferred liabilities	8,123	8,123
Deferred tax liabilities	21,404	21,404
	3,030,725	3,047,399
Net assets	230,779	247,453
Net assets per share (sen)	17.3	18.6

(b) the assumption and payment of inter-company balances owing by Lion Ipoh Parade Sdn Bhd to Sea World Attraction Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Ipoh Parade, owned by Lion Ipoh Parade Sdn Bhd of RM164.52 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by the TMW Lion GmbH, based on the proforma balance sheet of Lion Ipoh Parade Sdn Bhd as at the date of completion of the disposal of Lion Ipoh Parade Sdn Bhd ("LIPSB Interco Payment"). The LIPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Ipoh Parade Sdn Bhd to Sea World Attraction Sdn Bhd.

v. Conditional Share Sale and Purchase Agreement dated 8 November 2004 between, inter alia, Masbeef Sdn Bhd, a 70%-owned subsidiary of Ayer Keroh Resort Sdn Bhd, which is in turn a 70%-owned subsidiary of Amsteel and TMW Lion GmbH for:-

(a) the disposal of 70% equity interest in Lion Seremban Parade Sdn Bhd comprising 7,000 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM0.70; and

(b) the assumption and payment of inter-company balances owing by Lion Seremban Parade Sdn Bhd to Masbeef Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Seremban Parade, owned by Lion Seremban Parade Sdn Bhd of RM65.84 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by TMW Lion GmbH, based on the proforma balance sheet of Lion Seremban Parade Sdn Bhd as at the date of completion of the disposal of Lion Seremban Parade Sdn Bhd ("LSPSB Interco Payment"). The LSPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Seremban Parade Sdn Bhd to Masbeef Sdn Bhd.

vi. Letter of offer dated 17 October 2005 issued by Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel and duly accepted by Public Mutual on 20 October 2005 for the purchase by Public Mutual or its nominees of a piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet) for a total cash consideration of RM58,996,876.

vii. Conditional Sale and Purchase Agreement dated 17 November 2005 between Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel Corporation Berhad, and Public Mutual Berhad for the disposal of a piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet) to Public Mutual Berhad or its nominees for a total cash consideration of RM58,996,876.

AMSTEEL CORPORATION BERHAD

PROFORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2005

The following proforma consolidated balance sheets of Amsteel has been prepared solely to illustrate the proforma effects of the proposed disposal of a piece of freehold land by Lion Plaza Sdn Bhd to Public Mutual Berhad or its nominees.

	Audited as at 30.6.2005 RM'000	Proforma RM'000
Property, plant and equipment	558,740	558,740
Associated companies	178,860	178,860
Interest in joint-venture	31	31
Investments	1,411,740	1,411,740
Deferred expenditure	160	160
Land held for property development	360,510	324,370
Goodwill on consolidation	52,460	52,460
Deferred tax assets	2,762	2,762
	2,565,263	2,529,123
Current assets	1,368,165	1,368,165
Current liabilities	(902,703)	(849,889)
	465,462	518,276
	3,030,725	3,047,399
Financed by:		
Share capital	1,331,175	1,331,175
Share premium	230,188	230,188
Revaluation reserves	198,039	198,039
Other reserves	589,173	589,173
Accumulated losses	(2,117,796)	(2,101,122)
	230,779	247,453
Minority interests	24,307	24,307
ACB Bonds and USD Debts	2,739,580	2,739,580
Long term loans	6,341	6,341
Finance lease liabilities	191	191
Deferred liabilities	8,123	8,123
Deferred tax liabilities	21,404	21,404
	3,030,725	3,047,399
Net assets	230,779	247,453
Net assets per share (sen)	17.3	18.6

AMSTEEL CORPORATION BERHAD

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEETS

1 Basis of preparation

The proforma consolidated balance sheets have been prepared based on Amsteel's audited consolidated balance sheets as at 30 June 2005 and is provided solely for illustrative purposes to show the effects of the following transaction on the assumption that they are effected as at that date.

The proforma consolidated balance sheets have been presented on a basis consistent with the accounting policies normally adopted by the Group.

2 Proforma

The proforma incorporates the effects of the proposed disposal of a piece of freehold land by Lion Plaza Sdn Bhd ("Lion Plaza") to Public Mutual Berhad or its nominees for a total cash consideration of RM58,996,876 ("Proposed Disposal").

3 Rational of the Proposed Disposal

The Proposed Disposal is in line with the Amsteel Group's debts restructuring scheme which is to rationale the Amsteel Group's financial position and to further streamline its operation by divesting its non-core and peripheral assets and businesses.

4 Effects on accumulated losses

The movement of the accumulated losses after taking into account the above transaction is as follows:

	Accumulated losses RM'000
As at 30 June 2005	(2,117,796)
Gain on disposal *	16,674
As shown in proforma	(2,101,122)

* Includes estimated expenses for the Proposed Disposal of RM0.1 million.

FURTHER INFORMATION

1. Responsibility Statement

This Circular has been seen and approved by the Directors of Amsteel who collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm that, after making reasonable enquiries and to the best of their knowledge and belief, there are no other material facts, the omission of which would render any statement herein misleading.

2. Consents

OSK, Messrs C H Williams Talhar & Wong Sdn Bhd and Messrs Ong Boon Bah & Co have given and have not subsequently withdrawn their written consents to the inclusion in this Circular of their names, letters and all references thereto in the form and context in which they appear.

3. Material Contracts

Save as disclosed below, neither Amsteel nor its subsidiaries has entered into any material contracts (not being contracts entered into in the ordinary course of business) during the two (2) years immediately preceding the date of this Circular:-

i. Supplemental Agreement dated 25 March 2004 between Amsteel Group Vendors (comprising Ambang Jaya Sdn Bhd, Angkasa Marketing (Singapore) Pte Ltd, Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd) of the first part, LLB Nominees Sdn Bhd of the second part, Lion Asia Investment Pte Ltd of the third part, Lion Industries Corporation Berhad of the fourth part, Amsteel of the fifth part and Lion Diversified Holdings Berhad of the sixth part to the Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 setting out among others, the parties' agreement to the conditions imposed by the Securities Commission in respect of the transaction contemplated in the Conditional Sale and Purchase of Shares Agreement dated 6 September 2003.

ii. Supplemental Trust Deed dated 29 March 2004 between Amsteel and Bumiputra-Commerce Trustee Berhad amending certain terms in the Trust Deed dated 10 March 2003 including the variation of the redemption date of 31 December 2003 and amounts payable to the bondholders.

iii. Supplemental SPV Facility Agreement dated 29 March 2004 between Amsteel Harta (L) Ltd and RHB Bank (L) Ltd amending certain terms in the SPV Facility Agreement dated 14 March 2003 including variation of the repayment date of 31 December 2003 and amounts payable to the debtholders.

iv. Conditional Share Sale and Purchase Agreement dated 8 November 2004 between Ayer Keroh Resort Sdn Bhd, a 70%-owned subsidiary of Amsteel, Sea World Attraction Sdn Bhd, a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd and TMW Lion GmbH for:-

(a) the disposal of the entire equity interest in Lion Ipoh Parade Sdn Bhd comprising 10,000,000 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM1.00; and

(b) the assumption and payment of inter-company balances owing by Lion Ipoh Parade Sdn Bhd to Sea World Attraction Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Ipoh Parade, owned by Lion Ipoh Parade Sdn Bhd of RM164.52 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by the TMW Lion GmbH, based on the proforma balance sheet of Lion Ipoh Parade Sdn Bhd as at the date of completion of the disposal of Lion Ipoh Parade Sdn Bhd ("LIPSB Interco Payment"). The LIPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Ipoh Parade Sdn Bhd to Sea World Attraction Sdn Bhd.

v. Conditional Share Sale and Purchase Agreement dated 8 November 2004 between, inter alia, Masbeef Sdn Bhd, a 70%-owned subsidiary of Ayer Keroh Resort Sdn Bhd, which is in turn a 70%-owned subsidiary of Amsteel and TMW Lion GmbH for:-

(a) the disposal of 70% equity interest in Lion Seremban Parade Sdn Bhd comprising 7,000 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM0.70; and

(b) the assumption and payment of inter-company balances owing by Lion Seremban Parade Sdn Bhd to Masbeef Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Seremban Parade, owned by Lion Seremban Parade Sdn Bhd of RM65.84 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by TMW Lion GmbH, based on the proforma balance sheet of Lion Seremban Parade Sdn Bhd as at the date of completion of the disposal of Lion Seremban Parade Sdn Bhd ("LSPSB Interco Payment"). The LSPSB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Seremban Parade Sdn Bhd to Masbeef Sdn Bhd.

vi. Letter of offer dated 17 October 2005 issued by Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel and duly accepted by Public Mutual on 20 October 2005 for the purchase by Public Mutual or its nominees of a piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet) for a total cash consideration of RM58,996,876.

vii. Conditional Sale and Purchase Agreement dated 17 November 2005 between Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel Corporation Berhad, and Public Mutual Berhad for the disposal of a piece of freehold commercial land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq feet) to Public Mutual Berhad or its nominees for a total cash consideration of RM58,996,876.

4. Material Litigation, Claims and Arbitration

Save as disclosed below, Amsteel and its subsidiaries are not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of Amsteel or its subsidiaries and the Directors of Amsteel have no knowledge of any proceedings pending or threatened against Amsteel or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position or business of Amsteel and its subsidiaries:-

(i) Tafco Development Sdn Bhd ("Tafco") had in 6 May 2002 filed Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur ("High Court") ("the Petition") against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70%-owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Petition, Tafco alleged, *inter alia,* that:-

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:-

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The matter was consolidated with that of Writ of Summons No. S1-22-546 of 2002 on 16 January 2003.

The third party legal charge dated 31 December 1997 has now been discharged. Pursuant thereto, the Respondents have applied to strike out the Petition. The mention date for the application to strike out the Petition is fixed on 1 March 2006.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(ii) Ariffin Haji Ismail Plantations Sdn Bhd ("AHIP") had in 21 May 2002 filed a Writ of Summons No. S1-22-546 of 2002 in the High Court against Amsteel's 70%-owned subsidiary, Ambang Maju.

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco, the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:-

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilised by AHIP to defray their cost of the disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilised by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of eight percent (8%) per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Petition No. D22-26-20-2002 at the High Court (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003 and the High Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. The matter is fixed for mention on 1 March 2006.

The Directors have been advised that Ambang Maju has a reasonable defence to the claim. In any event, Ambang Maju's maximum exposure to liabilities is RM5,438,129.40 together with interest.

(iii) In the High Court of Malaya at Shah Alam Suit No. MT3-22-100-98 filed in 27 January 1998, Amsteel Equity Capital Sdn Bhd ("AEC"), a wholly-owned subsidiary of Amsteel, claimed against Lew Tsui Eng (as the administrator of the estate of Chew Kar Hooi), Goh Chee Khen and Lim Tee Keong for contra losses amounting to RM14,793,182.33, interest amounting to RM403,953.13 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM14,793,182.33 from 24 January 1998 till date of full settlement. Goh Chee Khen and Lim Tee Keong were guarantors of Chew Kar Hooi (deceased). Adjudication order and receiving order have been adjudged against Goh Chee Khen by Malayan Banking Berhad under Suit No: 29-4770-2000 in Shah Alam High Court on 7 July 2004. Lim Tee Keong has been adjudged bankrupt and proof of debt was filed on 21 May 2003. The matter in relation to Lew Tsui Eng (as the administrator of Chew Kar Hooi) which came up for case management on 18 April 2005 is now fixed for full hearing on 28 February 2006.

The Directors have been advised that AEC has reasonable grounds for the claims.

(iv) In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98 filed in 6 April 1998, AEC claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. Summary Judgment was obtained against Promet Berhad on 19 June 2003. Promet Berhad's appeal against Summary Judgment is now fixed for hearing on 14 March 2006.

The Directors have been advised that AEC has reasonable grounds for the claims.

(v) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court against AEC and fourteen (14) others wherein it was alleged, *inter alia*, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The writ was served on AEC on or about 7 June 2005. The matter which came up for case management on 23 November 2005 is now fixed for further case management on 17 January 2006.

The Directors have been advised that AEC has a defence to the claim.

5. Documents Available for Inspection

Copies of the following documents will be made available for inspection at the registered office of Amsteel during normal office hours on any week day (except public holidays) from the date of this Circular up to and including the date of the EGM:-

(i) Memorandum and Articles of Association of Amsteel and Lion Plaza;

(ii) Audited consolidated financial statements of Amsteel for the two (2) financial years ended 30 June 2004 and 30 June 2005 and the unaudited quarterly report for the three (3)-months period ended 30 September 2005;

(iii) Audited financial statements of Lion Plaza for the two (2) financial years ended 30 June 2004 and 30 June 2005 and the unaudited quarterly report for the three (3)-months period ended 30 September 2005;

(iv) Proforma consolidated balance sheet of Amsteel as at 30 June 2005 together with the notes and the Reporting Accountants' letter thereon referred to in Appendix II;

(v) The valuation certificate on the Land referred to in Appendix I and the Valuation Report dated 11 October 2005;

(vi) The SPA;

(vii) The letters of consent referred to in Section 2 of this Appendix;

(viii) The material contracts referred to in Section 3 of this Appendix; and

(ix) The relevant cause papers in respect of the material litigation referred to in Section 4 of this Appendix.



AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Wednesday, 25 January 2006 at 10.00 a.m. for the purpose of considering and if thought fit, passing the following ordinary resolution:-

ORDINARY RESOLUTION:-

PROPOSED DISPOSAL OF A PIECE OF FREEHOLD LAND BY LION PLAZA SDN BHD TO PUBLIC MUTUAL BERHAD OR ITS NOMINEES FOR A TOTAL CASH CONSIDERATION OF RM58,996,876

THAT, subject to the approvals of the relevant authorities and pursuant to the Conditional Sale and Purchase Agreement dated 17 November 2005 ("SPA") entered into between Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel Corporation Berhad, and Public Mutual Berhad ("Public Mutual"), approval be and is hereby given to Lion Plaza Sdn Bhd to dispose of a piece of freehold land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan Kuala Lumpur measuring approximately 6,540.518 square meters to Public Mutual or its nominees for a total cash consideration of RM58,996,876 ("Proposed Disposal") and on terms and conditions of the SPA;

AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Disposal, with full power to assent to any conditions, modifications, variations and/or amendments as may be necessary or required by the relevant authorities.

By Order of the Board

CHAN POH LAN
WONG PHOOI LIN
Secretaries

Kuala Lumpur
6 January 2006

Notes:-

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if such appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.*
4. *Form of Proxy sent through facsimile transmission shall not be accepted.*



AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

I.C. No./Company No...

of ....

being a member/members of AMSTEEL CORPORATION BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom, ...

I.C. No. ....

of ....

as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Wednesday, 25 January 2006 at 10.00 a.m. or at any adjournment thereof.

ORDINARY RESOLUTION	FOR	AGAINST
PROPOSED DISPOSAL OF A PIECE OF FREEHOLD LAND BY LION PLAZA SDN BHD TO PUBLIC MUTUAL BERHAD OR ITS NOMINEES FOR A TOTAL CASH CONSIDERATION OF RM58,996,876		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of .... 2006.

No. of shares .... Signed ....

In the presence of ....

Representation at Meeting:-

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if such appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

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BAYARAN POS JELA
POSTAGE PAID
PUSAT MEL BUKIT RA
MALAYSIA
NO. SEL 0259

If undelivered, please return to:-

Secretarial Communications Sdn Bhd (92040-W)
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur